FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2000

September 18, 2017

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Forum Funds File Nos. 002-67052 and 811-03023

Ladies and Gentleman:

Enclosed for filing on behalf of Forum Funds (the "Trust"), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a copy of a preliminary proxy statement and related materials in connection with a meeting of shareholders of the Trust's Dinosaur Lisanti Small Cap Growth Fund (formerly known as the Lebenthal Lisanti Small Cap Growth Fund) series (the "Fund") to be held on December 15, 2017 (the "Meeting"). Shareholders of the Fund are being asked at the Meeting to approve a new Investment Advisory Agreement for the Fund between the Trust and Dinosaur Group Holdings, LLC.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2076 or via email at zac.tackett@atlanticfundservices.com

Sincerely,

/s/ Zachary R. Tackett
Zachary R. Tackett, Esq.
Vice President and Secretary to the Registrant

Atlantic Fund Services